Via Facsimile and U.S. Mail
Mail Stop 6010

September 12, 2007

Mr. Mark K. Tonnesen
President and Chief Executive Officer
Triad Guaranty, Inc.
101 South Stratford Road
Winston-Salem, NC  27104

**Re:     Triad Guaranty, Inc.**
**Form 10-K for the Year Ended December 31, 2005**
**Filed March 14, 2006**
**File No. 000-22342**

Dear Mr. Tonnesen:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief